EXHIBIT 99.1

Renfro Energy Letter of Intent

RFNFRO ENERGY, LLC

May 15,2010

Mr. Samuel G. Weiss, President

Brazos International Exploration, Inc.

2819 Fort Hamilton Parkway

Brooklyn, NY 11218

Gentlemen:

This letter of intent ("LOI") by and between the limited liability company members ("Seller") of Renfro

Energy, LLC ("RE"), a Texas Limited Liability Company, and Brazos International Exploration, Inc.

("Buyer"), a Nevada Corporation, shall stipulate conditions under which Buyer shall purchase the membership interests of Seller.

Not included in the sale are personal effects including office equipment, computers, printers, supplies, etc. and the Jenkins lease located near Bristow, Oklahoma. All other assets of RE will be sold to Buyer with the primary asset to be conveyed being all of Seller's right, title, and interest of Seller's production, lands, equipment, and easements and third party agreements related to the Cameron Meadows Field which is herein further described as the Cameron Parish School Board Lease located in Section 16, Township 14S, Range 13W, Cameron Parish, Louisiana ("Property"). Seller stipulates that RE owns 100% working interest and 72.0% net revenue interest in Property.

Seller is willing to sell 100% of their interests in Renfro Energy, LLC to Buyer subject to the following terms and conditions:

1. The date all final contracts and agreements related to this transaction will be executed will occur on or before June 15, 2010 (such date is called the "Closing").

2. Buyer will purchase RE from Seller for $700,000 ("Purchase Price") payable at Closing.

3. At Closing, Buyer shall convey a 10% net profits interest ("NPI") in the Property to an individual or company designated by James R. Renfro. Calculations for the definition of net profit shall not be burdened with any capital expenditure or drilling, completion, and facility costs but solely related to hydrocarbon sales and direct lease operating expenses associated on a per well and not project basis.

4. Effective date of purchase of RE is June 1, 2010.

5. Sale is subject to the satisfactory review of record title and ownership by Buyer and its legal counsel.

6. Buyer will be allowed to review well files and other company records of RE.

7. Buyer or its representatives shall have the right to meet field personnel and inspect Property.

8. The terms of the proposed transaction will be documented in a written definitive purchase and sale agreement ("PSA"). If the PSA is not executed by Buyer and Seller within 30 days from the date of full execution of this LOI, Seller has the sole and absolute discretion, but not the obligation, to terminate this transaction without cause and there shall be no damages to Buyer or Seller. Exercise of such right shall be performed through a letter emailed to Buyer from Seller. Once such right is exercised, all terms and provisions in this LOI shall be null and void.

9. Seller warrants no action, claim or investigation is pending or threatened against the Property.

If the proposed conditions are acceptable, please execute below and return one executed original.

Best regards,

/S/ James RE. Renfro

James R. Renfro, Managing Member

Renfro Energy, LLC

/s/ James R. Renfro

James R. Renfro, Individual

/s/ James R. Renfro

James R. Renfro, President

Renfro Holding, Inc.

AGREED and ACCEPTED this 15th day of May, 2010.

/s/ Samuel G. Weiss

Samuel G. Weiss, President

Brazos International Exploration, Inc.